                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 5


                                 Biofield Corp.
                   -----------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                    090591108
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 28, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 17 pages

--------------------------
CUSIP NO.
090591108
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF;WC;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [X]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         New York
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         0
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         0
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          BD-PN-IA
--------------------------------------------------------------------------------



                               Page 2 of 17 pages

--------------------------
CUSIP NO.
090591108
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         0
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         0
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          HC-PN
--------------------------------------------------------------------------------



                               Page 3 of 17 pages

-------------------------
CUSIP NO.
090591108
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         0
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         0
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 4 of 17 pages

--------------------------
CUSIP NO.
090591108
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         0
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         0
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

 -------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 5 of 17 pages

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 BIOFIELD CORP.


    GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 4 thereto dated December 17, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the
Schedule 13D.


---------------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 6 of 17 pages

Item 2 is hereby amended as follows:

Item 2.  Identity and Background.
         ------------------------

     The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and Goldman Sachs are set forth in the amended Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., a Delaware corporation, that serves as the sole general partner of GS Advisors, L.P., are set forth in the amended Schedule II-B hereto, to read in its entirety as attached hereto, and is incorporated herein by reference.

     During the last five years, none of the Filing Persons, or to the knowledge of each of such Filing Persons, any of the persons listed on Schedule I or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Pursuant to a stock repurchase agreement, dated as of December 28, 1998 (the "Repurchase Agreement"), by and among the Company and the Limited Partnerships, the Limited Partnerships sold all shares of Common Stock held by them to the Company for a total consideration of $100.00. A copy of the Repurchase Agreement is filed as Exhibit (10.1) as an attachment hereto.


Item 4 is hereby amended as follows:

Item 4.  Purpose of Transaction.
         -----------------------

     On December 28, 1998, the Limited Partnerships sold to the Company all shares of Common Stock held by them for a total consideration of $100.00.



                               Page 7 of 17 pages

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of December 28, 1998, each of the Filing Persons, and each of the Limited Partnerships that is not a Filing Person, ceased to be the beneficial owner of any shares of Common Stock of the Company.

     (c) Except as described in Item 3 herein, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedule I or Schedule II-B hereto, during the period from October 29, 1998 through December 28, 1998.

     (e) As of December 28, 1998, each of the Filing Persons, and each of the Limited Partnerships that is not a Filing Person, ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


Item 6 is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------

     Pursuant to a letter, dated December 28, 1998, and filed as Exibit (10.2) as an attachment hereto, Joseph H. Gleberman, a Managing Director of Goldman, Sachs & Co., resigned from the Board of Directors of the Company, effective December 28, 1998. Pursuant to the terms of the letter, Joseph H. Gleberman surrendered to the Company for cancellation all Initial Director Options and Additional Director Options to the Company granted him pursuant to the Option Agreement.


Item 7 is hereby amended and restated in its entirety as follows:

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     (10.1) Stock Repurchase Agreement, by and among the Company and the Limited
            Partnerships, dated December 28, 1998

     (10.2) Letter,  dated  December 28, 1998,  from  Joseph H. Gleberman to the
            Company, evidencing his resignation from the Company's Board of Directors



                               Page 8 of 17 pages

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 1998


                                 GOLDMAN, SACHS & CO.

                                 By:/s/ Roger S. Begelman
                                    ----------------------------------------
                                 Name:  Roger S. Begelman
                                 Title: Attorney-in-fact


                                 THE GOLDMAN SACHS GROUP,L.P.

                                 By:/s/ Roger S. Begelman
                                    ----------------------------------------
                                 Name:  Roger S. Begelman
                                 Title: Attorney-in-fact


                                 GS CAPITAL PARTNERS, L.P.

                                 By:/s/ Roger S. Begelman
                                    ----------------------------------------
                                 Name:  Roger S. Begelman
                                 Title: Attorney-in-fact


                                 GS ADVISORS, L.P.

                                 By:/s/ Roger S. Begelman
                                    ----------------------------------------
                                 Name:  Roger S. Begelman
                                 Title: Attorney-in-fact



                               Page 9 of 17 pages



                                                     SCHEDULE I
                                                     ----------


                  The name of each  director of The Goldman  Sachs  Corporation  and The Goldman,  Sachs &
         Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation,  The
         Goldman Sachs & Co. L.L.C.,  The Goldman Sachs Group, L.P. and Goldman,  Sachs & Co. is set forth below.

                  The  business address of each person listed  below except  John L. Thornton  is 85 Broad
         Street, New York, NY 10004.  The business address of John L. Thornton is 133 Fleet Street, London
         EC4A 2BB,  England.  Each  person  is a  citizen  of the  United States of America.  The  present principal  occupation or employment of each  of the listed  persons is as a managing  director of
         Goldman, Sachs & Co. or another  Goldman Sachs  operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Robert J. Hurst

         John A. Thain

         John L. Thornton



                                                Page 10 of 17 pages



                                                   SCHEDULE II-B
                                                  --------------


         The name,  position  and  present  principal  occupation  of each  director  and  executive  officer of GS
Advisors,  Inc., the sole general  partner of GS Advisors,  L.P.,  which is the sole general  partner of GS Capital
Partners II, L.P., are set forth below.

         The business  address for all the executive  officers and directors  listed below except Henry Cornell and
Barry S. Volpert is 85 Broad Street,  New York, New York 10004.  The business  address of Henry Cornell is 3 Garden
Road, Hong Kong.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.



                                               Page 11 of 17 pages




                                                   SCHEDULE III
                                                   ------------


         In  Securities  and  Exchange  Commission  Administrative  Proceeding  File No.  3-8282  In the  Matter of
Goldman,  Sachs  & Co.,  Goldman,  Sachs  & Co., (the  "Firm"),  without admitting or  denying  any  of  the  SEC's allegations,  settled administrative proceedings  involving alleged  books and records and  supervisory  violations relating to eleven trades of U.S. Treasury  securities in the secondary  markets in 1985 and 1986.  The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities  relating to the  aforementioned trades in violation of Section  15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from  committing or causing any  violation of the  aforementioned sections  of the  Exchange  Act,  pay a civil  money  penalty to the SEC in the amount of  $250,000  and  establish policies and procedures  reasonably  designed to assure compliance with Section 17(a) of the Exchange Act and Rules
17a-3 and 17a-4 thereunder.



                                               Page 12 of 17 pages


                                INDEX OF EXHIBITS
                                -----------------

     (10.1) Stock Repurchase Agreement, by and among the Company and the Limited
            Partnerships, dated December 28, 1998

     (10.2) Letter,  dated December 28, 1998, from  Joseph H. Gleberman  to  the
            Company, evidencing his resignation from the Company's Board of Directors



                               Page 13 of 17 pages


                                                                    EXHIBIT 10.1

                           STOCK REPURCHASE AGREEMENT


      STOCK REPURCHASE AGREEMENT, dated as of December 28, 1998, between, on the one hand, GS Capital Partners, L.P. ("GS Capital") and its affiliates Stone
Street Fund 1995, L.P., Stone Street Fund 1994, L.P., Bridge Street Fund 1995,
L.P. and Bridge Street Fund 1994, L.P. (collectively with GS Capital, the "GS
Funds"), and, on the other hand, Biofield Corp. ("Biofield").

      The GS Funds collectively own 2,246,131 shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock") of Biofield. The number of shares owned by each of the GS Funds are set forth on Schedule A attached hereto.

      The GS Funds wish to sell to Biofield, and Biofield wishes to purchase from the GS Funds, all of the Shares for an aggregate consideration of $100.00, upon the terms set forth herein.

      Accordingly, the parties agree as follows:

      1. Sale and Purchase of the Shares. Simultaneously with the execution of this Agreement, each of the GS Funds hereby sells to Biofield, and Biofield hereby purchases from the GS Funds, the number of Shares set forth beside each of the GS Funds' names on Schedule A attached hereto, for an aggregate purchase price of $100.00 payable in cash or by check (the "Purchase Price").
Simultaneously with the execution of this Agreement, the GS Funds are delivering to Biofield stock certificates representing the Shares (or arranging for a DTC stock transfer with respect thereto), duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer, and with all appropriate stock transfer stamps affixed, and Biofield is paying the Purchase
Price to GS Capital (as agent for all of the GS Funds).

      2. Representations and Warranties of the GS Funds. Each of the GS Funds hereby represents and warrants to Biofield as follows:

          (a) This Agreement has been duly authorized, executed and delivered by it, and is a valid and binding obligation of it, enforceable against it in accordance with its terms.

          (b) It owns all of the Shares set forth beside its name on Schedule A free and clear of any lien, pledge, security interest or other encumbrance, and it is conveying to Biofield good and valid title to such Shares, free and clear of any lien, pledge, security or other encumbrance.

          (c) The execution and delivery of this Agreement by it will not violate the terms of any agreement, instrument, judgment, decree or statute to which it is subject. No consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any Federal or state court, administrative agency or other governmental authority is required by it in connection with the execution, delivery or performance of this Agreement.



                               Page 14 of 17 pages

     3.   Representations and Warranties of Biofield.

          (a) Biofield hereby represents and warrants to the GS Funds that this Agreement has been duly authorized, executed and delivered by Biofield, and is a valid and binding obligation of Biofield, enforceable against Biofield in accordance with its terms.

          (b) The execution and delivery of this Agreement will not violate the terms of any agreement, instrument, judgment, decree or statute to which Biofield is subject. No consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any Federal or state court, administrative agency or other governmental authority is required by Biofield in connection with the execution, delivery or performance of this Agreement.

     4. No Implied Representations. Except as specifically set forth in paragraph 2 and paragraph 3 above, no party hereto is making any express or implied representation or warranty to any other party in connection with this Agreement.

     5.   Resignation of Joseph H. Gleberman; Surrender of Stock Options.
Concurrent with the execution of this Agreement, Joseph H. Gleberman is submitting his resignation, and the Company is accepting the resignation of Mr.
Gleberman, from the Board of Directors of the Company and all committees thereof. In connection with such resignation and this Agreement, Mr. Gleberman is tendering to the Company for cancellation all of his options to acquire shares of Common Stock granted to him pursuant to the Biofield Corp. 1996 Stock
Option Plan for Non-Employee Directors, and Mr. Gleberman is forfeiting all of his rights in and to such options.

     6. Surrender of Rights as Stockholders upon Closing. Each of the GS Funds acknowledges and agrees that upon the delivery of and payment for the Shares in accordance with paragraph 1 above, the GS Funds thereby surrender all rights they have had as stockholders of Biofield (including, without limitation, voting rights and rights to receive distributions from Biofield).

     7. Entire Agreement. This Agreement (i) contains the entire agreement among the parties with respect to the transaction contemplated hereby, (ii) supersedes all prior agreements, written or oral, with respect thereto, and
(iii) may be amended only by a writing executed by all of the parties.

     8. Governing Law. This Agreement shall be governed by and construed in accordance with the State of Delaware without giving effect to the principles of conflicts of law thereof.

     9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original, but all of which taken together shall constitute one agreement.



                               Page 15 of 17 pages

      IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.


                                GS CAPITAL PARTNERS, L.P.
                                By: GS Advisors, L.P., its general partner
                                    GS Advisors, Inc., its general partner


                                By: /s/   Katherine B. Enquist
                                    ---------------------------------------

                                STONE STREET FUND 1995, L.P.
                                By: Stone Street Value Corp.,
                                    General Partner


                                By: /s/   Katherine B. Enquist
                                    ---------------------------------------


                                STONE STREET FUND 1994, L.P.
                                By: Stone Street Funding Corp.,
                                    General Partner


                                By: /s/   Katherine B. Enquist
                                    ---------------------------------------


                                BRIDGE STREET FUND 1995, L.P.
                                By: Stone Street Value Corp.,
                                    Managing General Partner


                                By: /s/   Katherine B. Enquist
                                    ---------------------------------------


                                BRIDGE STREET FUND 1994, L.P.
                                By: Stone Street Funding Corp.,
                                    Managing General Partner


                                By: /s/   Katherine B. Enquist
                                    ---------------------------------------


                                BIOFIELD CORP.


                                By: /s/   D. Carl Long
                                    ---------------------------------------
                                    Name: D. Carl Long
                                    Title President and Chief Executive Officer


                                   SCHEDULE A




         HOLDER                                        NUMBER OF SHARES

GS Capital Partners, L.P.                                             2,021,523

Stone Street Fund 1995, L.P.                                             52,841

Stone Street Fund 1994, L.P.                                             54,860

Bridge Street Fund 1995, L.P.                                            59,463

Bridge Street Fund 1994, L.P.                                            57,444



                              Page 16 of 17 pages

                                                                    EXHIBIT 10.2



                                               December 28, 1998



To the Board of Directors of Biofield Corp.:

     I, Joseph H. Gleberman, hereby resign, effective immediately, from my position on the Board of Directors of Biofield Corp. and all committees thereof.
In addition, effective immediately, I hereby tender to the Company for cancellation all options to acquire shares of Common Stock granted to me pursuant to the Biofield Corp. 1996 Stock Option Plan for Non-Employee
Directors, and I hereby forfeit all of my rights in and to such options.



                                              /s/ Joseph H. Gleberman
                                              ____________________________
                                              Joseph H. Gleberman

AGREED & ACCEPTED


BIOFIELD CORP.

/s/ D. Carl Long
_________________________
D. Carl Long



                              Page 17 of 17 pages